Thompson & Knight LLP

ATTORNEYS AND COUNSELORS
AUSTIN
	ONE ARTS PLAZA	DALLAS
	1722 ROUTH STREET ● SUITE 1500	FORT WORTH
	DALLAS, TEXAS 75201-2533	HOUSTON
	(214) 969-1700	NEW YORK
	FAX (214) 969-1751	__________
DIRECT DIAL: (214) 969-1349	www.tklaw.com	ALGIERS
EMAIL: Jessica.Hammons@tklaw.com		LONDON
MEXICO CITY
MONTERREY
PARIS
APRIL 28, 2011

BY EDGAR TRANSMISSION
AND ELECTRONIC MAIL

Mr. Jim O’Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Room 8415
Washington, D.C. 20549

Re:	NGP Capital Resources Company
Registration Statement on Form N-2
File Nos. 333-160923 and 814-00672

Dear Mr. O’Connor:

On behalf of NGP Capital Resources Company (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (“Amendment No. 1”).  In addition, we have the following responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 2, 2009 to Jessica W. Hammons.  Our responses are based upon information provided to us by or on behalf of the Company.  Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter.  Additionally, in order to assist you in your review of the revised registration statement, we have changed the page numbers both in your comments and our responses to reflect the current pagination of Amendment No. 1.

Prospectus

Front Cover

1.
The stated investment objective appears to reflect a change from the objectives in the original registration statement (the new objective adds “property”).  Were shareholders notified about this change and were shareholders required to approve this change?

April 28, 2011

Response:  The change in the language was intended to provide additional detail to investors about the Company’s investment practices.  The Company has not changed its investment objective.  As such, the Company has revised the disclosure on the cover page and page 61 of Amendment No. 1 to conform with the language contained in its prospectus used in connection with its initial public offering and its follow-on offering in 2008.

2.	With respect to the last reported sales price of the Company’s common stock, please state the net asset value and the amount of the stock’s premium or discount as of that date.

Response:  The Company has revised the cover page of Amendment No. 1 to provide the requested disclosure.

3.
Please delete the words “if any” from the sentence: “In each prospectus supplement, we will disclose the fact of and the amount of the immediate dilution, if any, that purchasers will experience.”  Moreover, it appears that an offering of rights, warrants, or convertible securities will result in dilution to the existing common shareholders.

Response:  The Company has taken the requested action on the cover page of Amendment No. 1.

4.	Please include the following as an undertaking in “Part C” of the registration statement:

We will not sell shares under a prospectus supplement to the prospectus which forms a part of this registration statement (“current registration statement”) if the cumulative dilution to the Company’s NAV per share from offerings under the current registration statement exceeds 15% without filing a post-effective amendment to the current registration statement.  The dilution would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from the offering and then summing the percentage from each offering.  For example, if our most recently determined NAV at the time of the first offering is $15.00 and we have 30 million shares outstanding, sale of 6 million shares at net proceeds to us of $7.50 per share (a 50% discount) would produce dilution of 8.33%.  If we subsequently determined that our NAV per share increased to $15.75 on the 36 million shares outstanding and then made an additional offering, we could, for example, sell approximately an additional 7.2 million shares at net proceeds to us of $9.45 per share, which would produce dilution of 6.67%, before we would reach the aggregate 15% limit.  If we file a new post-effective amendment, the threshold would reset.

Response:  The Company has revised page C-9 of Amendment No. 1 to provide the requested disclosure.

5.	Please provide a citation to the discussion of dilution on page 35 and 36.

Response:  The Company has taken the requested action on the cover page of Amendment No. 1.

April 28, 2011

6.	Please provide, where appropriate in the prospectus, disclosure and tables that illustrate:

The impact on existing shareholders who do not participate in the offering.

The impact on existing shareholders who do participate in the offering.

The impact of participation in the offering on new investors.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the cover page of Amendment No. 1 to provide that the Company will disclose the fact of and the amount of the immediate dilution that existing holders and purchasers will experience in an offering pursuant to this prospectus by means of a prospectus supplement filed in reliance on Rule 497.  Until such time, the requested information will not be available for inclusion in this Amendment No. 1.

7.	Please state in bold that investing in the Company’s securities “is highly speculative and involves a high degree of risk.” See Item 1.1.j. of Form N-2.

Response:  The Company has taken the requested action on the cover page of Amendment No. 1.

8.	Please state specifically that the issuance of debt or preferred shares will create leverage and provide a citation to the discussion of the risks of using leverage on pages 22 and 23.

Response:  The Company has taken the requested action on the cover page of Amendment No. 1.

9.	Please make sure the disclaimers and the date of the prospectus are on the front cover page of the prospectus.

Response:  The Company has taken the requested action.

10.
The disclosure states: “You should assume that the information appearing in this prospectus and the accompanying prospectus supplement is accurate only as of the date on the front cover of this prospectus and the accompanying prospectus supplement, as applicable.”  Please add that the Fund has a continuing obligation to update the prospectus by means of supplements and post-effective amendments to reflect material changes, including when it offers shares pursuant to its shelf registration.

Response:  The Company has taken the requested action.

April 28, 2011

NGP Capital Resources Company, page 1

Please provide a citation to the definition of the term “property component.”  Does this term refer to the “property-based equity interests” and “property-based equity participation rights” described elsewhere in the prospectus?  If so, please conform the disclosure.

Response:  The Company has revised the disclosure on page 1 of Amendment No. 1 to change the reference to “property-based equity participation rights.”  The Company has also revised the disclosure on pages 2, 30, 60, 61 and 62 of Amendment No. 1 to conform the use of this term throughout the registration statement.

Our Energy Investment Focus, page 2

The references to the “midstream sector,” elsewhere in the prospectus, have been eliminated from the Company’s investment strategy.  Please eliminate the reference remaining in this section.

Response:  The reference to the “midstream sector” has not been eliminated from the Company’s discussion of investment strategy; please refer to the discussion of the Company’s investment strategy on page 59 of Amendment No. 1.  Therefore, the Company respectfully declines to make the requested change to its disclosure.

Investment Activity, page 2

“Commodity derivative instruments” and their risks are described on page 56 under “Quantitative and Qualitative Disclosure about Market Risk.”  Please describe these instruments and their risks separately and more prominently.  There does not appear to be any description of “corporate notes” and their risks.  Please provide one.

Response:  The Company has revised pages 56-57 of Amendment No. 1 to provide the requested disclosure.

Our Investment Approach, page 3

The disclosure on pages 3 and 61 states:  “our manager generally structures investments that have collateral coverage from the value of the underlying assets and from the cash flows of those assets.”  An implication of the use of the term “generally” is that the some investments may not have collateral coverage.  Please clarify this statement.

Response:  The Company has revised pages 3-4 and 61 of Amendment No. 1 to provide the requested clarification.

April 28, 2011

Flexible Transaction Structuring Capabilities, page 4

Please revise the statement that “the members of our management team have substantial experience in seeking investments that balance the needs of energy company entrepreneurs with appropriate risk control” to indicate that, although they attempt to control risk, they may not be successful.

Response:  The Company has revised the disclosure on pages 4 and 63 of Amendment No. 1 to indicate that management seeks to balance the needs of energy company entrepreneurs with appropriate risk control.  The Company believes the disclosure, as revised, is appropriate for the placement in the prospectus.

Operating and Regulatory Structure, page 4

We suggest that the disclosure about “qualifying assets,” which was deleted, is logical in this subsection and should be reinstated and, to the extent it is repeated under “Risks Related to Our Manager” on page 27, it could be eliminated.

Response:  The Company has added the requested disclosure on page 4 of Amendment No. 1 and has made the suggested deletion on page 27 of Amendment No.1.

Liquidity, page 5

The disclosure indicates that, since the date of the last registration statement, the Company eliminated $34.5 million of debt attributable to the “Investment Facility” and $126.25 million attributable to the “Revolving Credit Agreement.”  Please explain how this was accomplished.

Response:  The Company has updated the disclosure on page 5 of Amendment No. 1 to reflect the Company’s current indebtedness.  On July 16, 2009, the Company repaid the entire $75 million balance on its Treasury Facility with proceeds from the sale of its treasury securities, and the Treasury Facility was not renewed or extended beyond its August 31, 2009 maturity date. On July 9, 2009, the Company repaid the outstanding balance of its Investment Facility with proceeds from cash from operations, leaving the Company with no outstanding debt.  In October 2009, the Company amended its Investment Facility to extend the maturity date to August 31, 2012 and to adjust the total amount committed to $67.5 million.  As of April 26, 2011, the Company had no outstanding indebtedness under the Investment Facility.

On March 31, 2011, the Company entered into a new Treasury Secured Revolving Credit Agreement (the “2011 Treasury Facility”).  The 2011 Treasury Facility has a 364-day term and provides the Company with $30.0 million of borrowings.  The 2011 Treasury Facility will be used to facilitate the growth of the Company's investment portfolio and provide flexibility in the sizing of its portfolio investments.  As of April 26, 2011, the Company had $30.0 million of outstanding indebtedness under its 2011 Treasury Facility.

April 28, 2011

Risks relating to Our Business and Investments, page 5

1.
Please disclose the risks of the Company’s investment in deferred interest (e.g., original issue discount and payment-in-kind) securities and provide a citation to the risk disclosure on page on page 46.

Response:  The Company believes that the risk factor referenced on pages 7 and 30-31 of Amendment No. 1 entitled “We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.  If we are unable to pay required distributions, we may fail to qualify as a RIC and thus be subject to corporate-level income tax” adequately discloses the risk of the Company’s investment in deferred interest securities.  The Company has revised pages 46 of Amendment No. 1to provide a citation to the applicable risk disclosure.

2.
We suggest combin[in]g the repetitious discussions of borrowing risk in bullets 17 and 18 and providing a citation to the discussion of leverage risk on page 21 and 22.  Provide the same citation in the 21st bullet, describing the issuance of senior securities.

Response:  The Company has revised the disclosure on pages 6 and 22 of Amendment No. 1 to combine the risk factor formerly entitled “We current use borrowed funds to make investments and are exposed to the typical risks associated with leverage, which may increase the risk of investing in us” with the risk factor currently entitled “We fund a portion of our investments with borrowed money, which magnifies the potential gain or loss on amounts invested and may increase the risk of investing in us” in Amendment No. 1.  The first paragraph under “Risk Factors” on page 5 of Amendment No. 1 indicates that investors should consult the more detailed discussion of the risk factors beginning on page 15 of Amendment No. 1.  Therefore, the Company respectfully submits that a cross reference to the risk disclosure on page 22 is not necessary.

3.
Revise the [fifth]-from-last bullet, which is repeated on page 24, to clarify that the Company’s principal investment strategy is to invest in subordinated or mezzanine securities, which may be junior to other debts incurred by the portfolio companies.  (We note that this clarification is accomplished in the discussion of this risk on page 24.)

Response:  The Company has revised pages 6 and 25 of Amendment No. 1 to reflect the Staff’s comment.

4.	The disclosure states that the “Treasury Facility...expires on August 31, 2009.” Please update the disclosure.

Response:  On July 16, 2009, the Company repaid the entire $75 million balance on its Treasury Facility with proceeds from the sale of its treasury securities, and the Treasury Facility was not renewed or extended.  On March 31, 2011, the Company entered into the 2011 Treasury Facility.  The 2011 Treasury Facility has a 364-day term and provides the Company with $30.0 million of borrowings.  The 2011 Treasury Facility will be used to facilitate the growth of the Company's investment portfolio and provide flexibility in the sizing of its portfolio investments.  As of April 26, 2011, the Company had $30.0 million of outstanding indebtedness under its 2011 Treasury Facility.  The Company has revised the disclosure on page 5 of Amendment No. 1 accordingly.

April 28, 2011

Risks Relating To Our Manager, page 6

With respect to the bullets that refer to the Manger’s compensation, provide a citation to the “Management Fee” discussion that begins on page 77.

Response:  The Company has made the requested revisions on pages 6 and 7 of Amendment No. 1 and has also provided cross references to the Management Fee discussion that begins on page 77 of Amendment No. 1 in the more detailed discussion of these risk factors on pages 28 and 29.

Risk Relating To Offerings Pursuant to this Prospective, page 7

1.	Please delete the word “may” from the statement: “investing in our securities may involve a high degree of risk…”

Response:  The Company has made the requested revisions on pages 7 and 33 of Amendment No. 1.

2.	Summarize on the front cover of the prospectus the dilution and senior security risks created by this offering, which are described in the third, fifth, and eleventh bullets.

Response:  The Company respectfully acknowledges the Staff’s comment and the cover page of Amendment No. 1 has been revised to indicate that each prospectus supplement filed will disclose the fact of and the amount of immediate dilution that existing holders and purchasers will experience.

3.
Clarify the seventh bullet to state that existing common shareholders will be diluted when the Company issues senior securities convertible into common shares or warrants, or rights, exchangeable for common shares and current shareholders do not fully participate or the subscription price of the shares is below current NAV.  In addition, put this statement on the front page of the prospectus, preceding the statement that the amount of dilution will be disclosed in prospectus supplements.

Response:  The Company has revised the disclosure on the cover page and pages 8 and 35 of Amendment No. 1 to reflect the Staff’s comment.

4.
In addition to providing a citation to the discussion on page 36, please briefly explain, in this subsection, why:  “investors in offerings of our common stock will suffer immediate dilution upon the closing of such offerings.”  Your discussion should reference the fact that purchasers of the common are likely to pay a premium over NAV.

April 28, 2011

Response:  The Company has revised the disclosure on pages 8 and 36 of Amendment No. 1 to provide the requested explanation.  The Company respectfully acknowledges the Staff’s request for a citation on page 8; however, the first paragraph under “Risk Factors” on page 5 of Amendment No. 1 indicates that investors should consult the more detailed discussion of the risk factors beginning on page 15 of Amendment No. 1.  Therefore, the Company respectfully submits that a cross reference to the risk disclosure on pages 36 is not necessary.

Offerings, page 9

Please disclose how the net proceeds of the previous common offering have been used.  Have they been used to retire debt or redeem securities?

Response:  The Company has revised page 52 of Amendment No. 1 to reflect that the proceeds from the Company’s only public offering subsequent to its initial public offering in 2004 were used to pay outstanding indebtedness.

Leverage, page 10

Please state that, in addition to the borrowings that are mentioned, the senior securities that are being registered will create leverage.  In addition, eliminate the word “may” from the phrase: “which may increase the risk of investing in us.”

Response:  The requested changes have been made on page 10 of Amendment No. 1.

Fees and Expenses, page 11

1.
Please inform us what percentages in the fee table are “estimates.”  In addition, delete the entire first paragraph except the first sentence.  (i.e., delete “We caution you ...as investors in the Company.”)

Response:  The disclosure on page 11 of Amendment No. 1 has been revised to reflect that all annual expenses have been estimated and to make the requested deletion.

2.	Please delete the phrase “and other credit facility expenses” from the “Interest on borrowed funds” line item. See Instruction 8 to Item 3 of Form N-2.

Response:  The requested change has been made on page 11 of Amendment No. 1.

3.	Please confirm that there are no “acquired fund fees and expenses” required to be reflected in the fee table, including amounts the Company may have invested in money market funds.

Response:  The Company confirms that no acquired fund fees and expenses should be reflected in the Company’s table of annual expenses on page 11 of Amendment No. 1 as the Company does not use or plan to use proceeds to invest in any portfolio company that is an investment company or would be investment company but for the exceptions to that definition provided in Sections 3(c)(1) and (c)(7) of the 1940 Act.

April 28, 2011

4.	Please inform us whether the “Other expenses” line item includes a provision for income taxes, such as those mentioned on page 97.

Response:  The line item “Other expenses” in the table appearing on page 11 of Amendment No. 1 does not include a provision for income taxes.

5.	Please make prominent the statement: “this example and the expenses in the table ...or less than those shown.” See Instruction 10.d. to Item 3 of Form N-2.

Response:  The Company has revised page 11 of Amendment No. 1 to make this statement more prominent.

6.
Footnote “6” states:  “our manager has agreed to waive, subsequent to September 30, 2007, that portion of the management fee attributable to U.S. treasury securities acquired with borrowings under our credit facilities to the extent that the amount of such securities exceeds $100 million.”  Please provide, where appropriate in the prospectus, a complete explanation of this arrangement and provide, in the instant footnote, a citation to that explanation.  That explanation should address the following issues:

Why are the treasuries being acquired and why are borrowings being used to acquire them?
How often in the course of a year are treasuries acquired and/or how long are they held?
Are similar borrowing arrangements used by other investment companies investing in natural resources and commodities?
Has the Company received or requested a ruling from the IRS on whether this arrangement satisfies the requirements of Subchapter M of the Internal Revenue Code?
By borrowing to acquire treasuries in the current interest rate environment, the Company would be effectively acquiring investments with a very substantial negative yield.  Please explain to us how the Manager justifies collecting a fee for making investments that it knows can only generate a loss for investors.
Why is the floor on this fee set at $100 million?  How is the $100 million calculated?

Response:  On July 16, 2009, the Company repaid the entire $75 million balance on its Treasury Facility with proceeds from the sale of treasury securities, and the Treasury Facility was not renewed or extended.  On March 31, 2011, the Company entered into the 2011 Treasury Facility.  The 2011 Treasury Facility has a 364-day term and provides the Company with $30.0 million of borrowings.  The 2011 Treasury Facility is used for cash management purposes, to facilitate the growth of the Company's investment portfolio and to provide flexibility in the sizing of its portfolio investments.  Effective March 31, 2011, all $30 million of available borrowings under the 2011 Treasury Facility were borrowed, and as of April 26, 2011, all $30.0 million was still outstanding under the Company’s 2011 Treasury Facility.

April 28, 2011

The Company has neither received nor requested a ruling from the IRS on whether this arrangement satisfies the requirements of Subchapter M of the Internal Revenue Code, and the Company is not in possession of information that would allow the Company to attest to whether similar borrowing arrangements are used by other investment companies with a natural resources and commodities focus.  In the current interest rate environment and under the terms of the 2011 Treasury Facility, the negative spread referenced in the Staff’s comment actually is not substantial, but rather modest, relative to the spread resulting from the then-current rate environment and the terms of the prior Treasury Facility.  By maintaining the ability to hold much higher yielding investments in larger quantities, the Company believes the current arrangement is accretive to investors. Pursuant to the Company’s investment advisory agreement, the Company pays NGP Investment Advisor, LP (the “Manager”) a fee for management services consisting of a base management fee and an incentive fee.  The base management fee is based on the average total assets of the Company as of the end of the two previous quarters, regardless of the portfolio’s performance, which is common in financial management relationships.  The incentive fee is composed of two parts: (a) the investment income incentive fee, calculated as 20% of the excess, if any, of the Company’s net investment income for the quarter that exceeds a quarterly hurdle rate equal to 2% (8% annualized) of our net assets, and (b) the Capital Gains Fee, calculated as (1) 20% of (A) the Company’s net realized capital gains (realized capital gains less realized capital losses) on a cumulative basis from the closing date of the Company’s initial public offering to the end of such fiscal year, less (b) any unrealized capital depreciation at the end of such fiscal year, less (2) the aggregate amount of all Capital Gains Fees paid to the Manager in prior fiscal years.

No investment income incentive fees were earned during the calendar years ended 2010, 2009 or 2008. The investment income incentive fees earned during the calendar years 2007 and 2006 were $88,060 and $15,384, respectively, and there were no investment income incentive fees earned during the calendar year 2005.  No capital gains incentive fees were earned for the calendar years 2010, 2009 or 2008, and capital gains incentive fees earned for the calendar years 2007, 2006 and 2005 were $348,515, $0 and $29,655, respectively.  The Company respectfully suggests that the incentive fees paid to the Manager were attributable to investments other than treasury securities based on the formulas used to calculate these fees.

Effective as of October 1, 2007, the Manager determined that, for the benefit of the Company and its stockholders, it would waive its management fee attributable to U.S. Treasury securities acquired with borrowings under the Company’s credit facilities to the extent the amount of such securities exceeded $100 million.  At the time the waiver was executed, the borrowing base under the Treasury Facility was $100 million (and subsequently increased to $126.5 million before the Treasury Facility expired in August 2009).  The 2011 Treasury Facility has a borrowing base of $30 million; therefore, the waiver will have no impact on the calculation of the Company’s base management fee.

7.	Please include a citation in Footnote “6” to the “Management Fee” explanation and examples beginning on page 77.

Response:  The requested disclosure has been added on page 12 of Amendment No. 1.

8.
Footnote “10” describes an expense ratio to total assets including leverage that shareholders will not pay.  Please remove this footnote to avoid confusing shareholders about what they are actually being charged.

Response:  The Company has made the requested deletion on page 12 of Amendment No. 1.

9.           Please delete the word “estimated” from the last sentence of footnote “10.”

Response:  In response to comment 8 above, the Company has deleted footnote “10”  from Amendment No. 1.

10.	The footnotes indicate that the fee table numbers are based on “the three months ended March 31, 2009.” Please update the disclosure.

Response:  The Company has updated the disclosure on pages 11 and 12 of Amendment No. 1 to reflect the Staff’s comment.  The information in the table is now based on the Company’s financial data for the year ended December 31, 2010.

April 28, 2011

Selected Financial And Other Data, page 13

The most recent financial information is for “the three months ended March 31, 2009.”  Please update the financial statements.  Is the information for 2008 and the preceding years “unaudited”?

Response:  The table appearing on pages 13-14 of Amendment No. 1 has been updated to include selected condensed financial data for the years ended December 31, 2010, 2009, 2008, 2007 and 2006.  As stated in the first paragraph on page 13 of Amendment No. 1, the information for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 is derived from the Company’s consolidated financial statements, which are audited.

Our ability to grow will depend on our ability to raise capital, page l7

Please disclose whether there is a current intention to securitize any of the Company’s loans.

Response:  The Company has revised the disclosure on page 17 of Amendment No. 1 to provide the requested disclosure.

We use borrowed funds to make investments…  We fund a portion of our investments with borrowed money..., page 22

Please make clear that, to the extent the current offering includes debt securities, convertible securities, and preferred shares, they will also create the risks described in these two subsections.

Response:  The Company has revised its disclosure on page 22 of Amendment No. 1 to reflect the Staff’s comment.

If we issue senior securities such as debt or preferred stock, we will be exposed to additional risks, page 23

This subsection does not describe any risks created by the issuance of senior securities.  Either revise or delete it.

Response:  The Company has replaced the referenced risk factor with a new risk factor on page 23 of Amendment No. 1 to reflect the Staff’s comment.

We reported a material weakness in our internal control..., page 25

1.           Please inform us how this problem was discovered and by whom.

Response:  The material weakness was discovered by PricewaterhouseCoopers LLP, the Company’s independent auditors, during their review of the tax calculations and related disclosures as part of the annual audit of the Company’s financial statements for the year ended December 31, 2008.  As indicated in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, this material weakness has been remediated.  The risk factor contained in the Company’s original filing has been deleted and replaced with a new risk factor on page 25 of Amendment No. 1 to reflect this updated information.

April 28, 2011

2.	The description in “Item 9A” of the December 31, 20[10], annual report should be included, where appropriate, in the prospectus.

Response:  The description from Item 9A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 begins on page F-2 of Amendment No. 1.

We pay our Manager a base management fee based upon our total assets...  We pay our Manager incentive compensation based on our portfolio’s performance..., page 28

Please clarify that the risks described in these two sections will also arise from the issuance of the debt securities, convertible securities, and preferred shares being registered.

Response:  The Company has revised its disclosure on pages 28 and 29 of Amendment No. 1 to reflect the Staff’s comment.

We will be subject to corporate-level income tax if we are unable to qualify as a RIC, page 30

Please restore the statement that the Company failed to qualify as a RIC for 2004 and provide a citation to the tax issue arising from this failure, described on page 97.

Response:  The Company has taken the requested action to restore the requested statement and to provide the requested citation on page 30 of Amendment No. 1.

Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital, page 31

The disclosure states: “we generally cannot issue and sell our common stock at a price below net asset value per share.”  Either delete the term “generally” or disclose the circumstances in which the Company may issue shares below net asset value.

Response:  The Company has revised the disclosure on page 31 of Amendment No. 1 to reflect the Staff’s comment.

Your interest in us may be diluted if you do not fully exercise your subscription rights in any rights offering, page 35

Please clarify that dilution also will result if the Company issues warrants, rights, or debt securities, or preferred shares, convertible into common shares and current shareholders do not fully participate in the offering.

Response:  The Company has added an additional risk factor on page 35 of Amendment No. 1 to provide the requested disclosure.

April 28, 2011

Use of Proceeds, page 40

Please clarify the antecedent of “the above purposes” in the second paragraph.

Response:  The Company has revised the disclosure on page 40 of Amendment No. 1 to provide the requested clarification.

Overview, page 43

Please inform us about “the specific rules prescribed for a company operating as a RIC” that require the Company to conduct business through subsidiaries.  Does the Company consolidate the financial results of the subsidiaries in its financial statements?  If not, why not?

Response:  Section 851 of the Internal Revenue Code of 1986, as amended, requires   that 90% or more of a RIC’s gross income be derived from specified sources, including dividends, interest, and gains and other income from investments in stock and securities (“good income”), as opposed to income from investments in property interests or other non-security investments (“bad income”).  For this purpose, partnership interests and LLC units (“flow through investments” — common investment vehicles in the energy industry) typically generate income from the underlying property interests that is “bad income.”  Therefore, we hold such investments in subsidiaries that elect to be classified as corporations for federal income tax purposes, thereby isolating the “bad income” in subsidiaries that are not consolidated with the RIC for federal income tax purposes.

As stated in Note 1 to the Company’s audited consolidated financial statements for the year ended December 31, 2010 on page F-18 of Amendment No. 1, the Company has several direct and indirect subsidiaries that are single member limited liability companies and wholly-owned limited partnerships established to hold certain portfolio investments or provide services to the Company in accordance with specific rules prescribed for a company operating as a RIC. These subsidiaries are:

•	NGPC Funding GP, LLC, a Texas limited liability company;

•	NGPC Nevada, LLC, a Nevada limited liability company;

•	NGPC Funding, LP, a Texas limited partnership;

•	NGPC Asset Holdings GP, LLC, a Texas limited liability company;

•	NGPC Asset Holdings, LP, a Texas limited partnership;

•	NGPC Asset Holdings II, LP, a Texas limited partnership;

•	NGPC Asset Holdings III, LP, a Texas limited partnership;

•	NGPC Asset Holdings V, LP, a Texas limited partnership; and

•	NGPC Asset Holdings VI, LP, a Texas limited partnership.

April 28, 2011

Each of the subsidiaries listed above falls within the exception to the definition of investment company that is contained in Section 3(c)(7) of the Investment Company Act of 1940.  Rule 6-03 of Regulation S-X prohibits a registered investment company from consolidating its financial statements with non-investment companies.  However, based on guidance received from the Office of the Chief Counsel of the Division of Investment Management in a no-action letter addressed to the Company dated December 28, 2007, the Company treats its subsidiaries as investment companies with respect to the Company’s financial statements and consolidates the financial results of these subsidiaries for financial reporting purposes. Please note that the Company does not consolidate the financial results of its portfolio companies.

Valuation of Commodity Derivative Instruments, page 46

To what extent is the Company currently invested in commodity derivatives?

Response:  As noted in the discussion of the Company’s Commodity Derivative Instruments on page 52 of Amendment No. 1, all of the Company’s commodity derivative instruments were expired as of January 31, 2010.

Payment-in-Kind Interest and Dividends, page 46

Please explain to us how PIK income is accrued by the Company and any limits on the amounts that can be accrued.  Please also explain to us how the reserve that is apparently netted against such accruals is calculated.  Does the Company accrue deferred-payment income differently for tax and financial accounting purposes?

Response:  PIK income is accrued according to the terms of each individual security.  There is no limit set by the Company on aggregate PIK income accrual.  Initially, when the value of a security is deemed insufficient to cover the PIK income, it was placed on non-accrual, and the PIK income was fully reserved.  The Company was subsequently advised by tax counsel that for tax purposes, it would not be able to deduct the PIK reserve and thus the PIK income, even though fully reserved, was counted as taxable income.  The Company has since changed its policy and if a PIK security is placed on non-accrual, no PIK income is accrued, no reserved booked, and thus the Company’s tax and financial accounting books are identical with respect to the accrual of PIK income.

Portfolio Credit Quality, page 56

Please explain why management believes that “our investments in portfolio companies are generally performing satisfactorily,” given that of the 22 rated investments in 19 portfolio companies, compared to the prior quarter end, none improved in rating, five declined in rating and seventeen retained the same rating.”  In addition, “twelve investments approximating $142.9 million, or approximately 48% of the $300.0 million in targeted investments and commodity derivative instruments, on a cost basis, are carried on our watch list.”

April 28, 2011

Response:  The Company has revised the disclosure on page 58 of Amendment No. 1 to update the disclosure and to remove the reference.

Other

1.
Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Company’s securities have filed the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Response:  Under the federal securities laws, the Company’s directors, executive (and certain other) officers and any persons holding more than ten percent of the Company’s common stock are required to report their ownership of common stock and any changes in that ownership to the Company and the SEC. Specific due dates for these reports have been established by regulation, and the Company is required to report in its proxy statement any failure to file by these dates in 2010. To the Company’s knowledge, based solely on a review of the copies of beneficial ownership reports furnished to the Company and written representations that no other reports were required, during the year ended December 31, 2010, all of the Company’s directors, officers and more than 10 percent beneficial owners complied with all applicable Section 16(a) filing requirements.

2.	Please state in your response letter whether FINRA has reviewed the underwriting terms and arrangements of the offering.

Response:  The Company submitted the registration statement on Form N-2 to FINRA for review, and has received a conditional no objection notice from FINRA.  This notice indicates that, pending FINRA’s receipt of the required information from any FINRA members participating in an offering by the Company pursuant to this registration statement on Form N-2, the underwriting terms and arrangements as proposed do not appear inconsistent with NASD rules.

Financial Statements

Cash, page F-4

Confirm that the $133,805,575 of cash at 12/31/08 was not in a repurchase agreement or money market fund (Barclays) that should be reflected separately on the schedule of investments.

Response:  The $133,805,575 of cash and cash equivalents on the Company’s consolidated balance sheet at December 31, 2008 was held primarily in demand deposit accounts, with approximately $3.0 million held in money market accounts.  As indicated in the table below, the Company’s cash and cash equivalents at December 31, 2010, December 31, 2009 and December 31, 2008, respectively, were held in demand deposit accounts and money market accounts paying higher overnight interest rates than the Company’s bank accounts which generally yield little to no interest income.  However, the Company respectfully takes the position that funds held in its money market accounts do not warrant separate disclosure on the Company’s schedule of investments.

April 28, 2011

	December 31, 2010	December 31, 2009	December 31, 2008
Bank Accounts
Wells Fargo Bank-Checking	$-	$306,280	$57,901
Comerica Bank- Checking	20,713	-	-
Wells Fargo Bank-Subsidiary Checking	85,872	2,019	250,002
Wells Fargo Bank-Subsidiary Checking	4,398	-	-
SunTurst Demand Deposit	-	-	76,131,308
Bank of America (NY)-Funding	1,961,173	3,314,816	54,300,463
Bank Accounts, Total	2,072,156	3,623,114	130,739,674
Money Market Accounts
B of A Money Mkt Acct	-	53,436	53,137
Bank of America (NY)-Money Market	66,240,737	91,044,366	-
Barclays Securities Money Mkt Acct	11,238	11,219	11,181
Barclays Fixed Income Money Mkt	102,195	13,525,551	1,439,061
SunTrust Money Mkt	30,582	30,530	1,562,523
Money Market Accounts, Total	66,384,752	104,665,102	3,065,902
Total Cash & Cash Equivalents	$68,456,908	$108,288,217	$133,805,576

Treasury Facility, page F-22

Securities collateralized under the borrowing arrangements need to be identified on the schedule of investments.  See Article 4-08 of Regulation S-X and Audit and Accounting Guide of Investment Companies, American Institute of Certified Public Accountants, Paragraph 7.20 (May 1, 2009).

Response:  The Company has revised its Consolidated Schedule of Investments as of December 31, 2010 on pages 66 – 68 of Amendment No. 1 to reflect that all of the Company’s investments serve as collateral under the Company’s credit facility.  Additionally, the Company’s Consolidated Schedule of Investments as of December 31, 2010 on pages F-9 through F-11 of Amendment No. 1 and the Company’s Consolidated Schedule of Investments as of December 31, 2009 on pages F-12 through F-15 of Amendment No. 1have each been updated to reflect that all of the Company’s investments serve as collateral under the Company’s credit facility.

Restricted Securities, page F-9

Provide the additional disclosure required by Article 12-12(6) of Regulation S-X for any restricted securities.

Response:  The Company respectfully acknowledges the Staff’s comment; however, none of the Company’s investments constitute restricted securities requiring the disclosure required by Article 12-12(6) of Regulation S-X.

April 28, 2011

Controlled Portfolio Companies, page F-9

Portfolio companies controlled by or affiliated to the Company as defined by the Investment Company Act of 1940 need the following disclosure:

o	Investments in affiliated and unaffiliated companies should appear as separate line items with a subtotal on the face of the statement. See Article 6-04 of Regulation S-X.

Response:  The Company has revised pages 66 – 68 of Amendment No. 1 and the Consolidated Schedules of Investments appearing on pages F-9 through F-15 of Amendment No. 1 to provide the requested disclosure.

o
Income/Realized and unrealized gain (loss) in (on) affiliated and unaffiliated companies should appear as separate line items with a subtotal on the face of the statement.  See Article 607.1 of Regulation S-X.

Response:  The Company’s audited statements of operations for the years ended December 31, 2010, 2009 and 2008 on page F-7 of Amendment No. 1 reflect the requested disclosure.

o	Provide the affiliate information required by Article 12-14 of Regulation S-X.

Response:  The Company has provided the requested disclosure on pages F-43 and F-44 of Amendment No. 1.

Financial Highlights, page F-41

The predominate ratio required by Form N-2 should include all expenses on the statement of operations and should be shown as the expense ratio of the Company.  Any other ratios can be presented below the required ratio or in a footnote as long as they are not misleading.  See Form N-2, Item 4 - “Ratio of expenses to average net assets.”

Response:  The Company’s Consolidated Financial Highlights on pages F-41 through F-42 of Amendment No. 1 reflect the requested disclosure.

Closing

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

April 28, 2011

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can expedite your review by answering any questions in the interim, please call do not hesitate to call Wesley P. Williams at (214) 969-1324 or the undersigned at (214) 969-1349.

Sincerely,

/s/ Jessica W. Hammons

Jessica W. Hammons

Enclosures